UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)*

                                 PW Eagle, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    69366Y108
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                                 (CUSIP Number)

                              Thomas R. Hudson Jr.
                               Pirate Capital LLC
                        200 Connecticut Avenue, 4th Floor
                                Norwalk, CT 06854
                                 (203) 854-1100
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 22, 2007
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                          (Date of Event which Requires
                            Filing of This Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      NOTE: This is a voluntary filing.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)
                           ---------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                            -----------------
CUSIP NO. 69366Y108                 SCHEDULE 13D               PAGE 2 OF 5 PAGES
-------------------                                            -----------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     PIRATE CAPITAL LLC
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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               7    SOLE VOTING POWER

                    -0-
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IA
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

-------------------                                            -----------------
CUSIP NO. 69366Y108                 SCHEDULE 13D               PAGE 3 OF 5 PAGES
-------------------                                            -----------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     THOMAS R. HUDSON JR.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    -0-
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

-------------------                                            -----------------
CUSIP NO. 69366Y108                 SCHEDULE 13D               PAGE 4 OF 5 PAGES
-------------------                                            -----------------

The Schedule 13D filed on March 10, 2006 by Pirate Capital LLC, a Delaware limited liability company ("Pirate Capital"), and Thomas R. Hudson Jr. (together, the "Reporting Persons"), relating to the shares of common stock, $0.01 par value (the "Shares"), of PW Eagle, Inc. (the "Issuer"), as previously amended by Amendment No. 1 filed on April 25, 2006, Amendment No. 2 filed on May 15, 2006, Amendment No. 3 filed on May 22, 2006, Amendment No. 4 filed on August 23, 2006, Amendment No. 5 filed on August 31, 2006, Amendment No. 6 filed on September 29, 2006, Amendment No. 7 filed on October 16, 2006, Amendment No. 8 filed on January 17, 2007, Amendment No. 9 filed on January 18, 2007, Amendment No. 10 filed on February 5, 2007, and Amendment No. 11 filed on February 26, 2007, is hereby amended by this Amendment No. 12 to the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and restated as follows:

On January 15, 2007, the Issuer entered into that certain Agreement and Plan of Merger, with J-M Manufacturing Company, Inc. ("Parent") and Pipe Dream Acquisition Corp. ("Merger Sub") (the "Merger Agreement"). On June 22, 2007, under the terms of the Merger Agreement, Merger Sub merged with and into the Issuer (the "Merger"), and each Share outstanding immediately prior to the Merger, including the Reporting Persons' Shares (other than Shares owned by the Issuer, Parent or any of their respective subsidiaries, or by any shareholders who are entitled to and who properly exercise dissenters' appraisal rights under Minnesota law), were cancelled and converted into the right to receive $33.50 in cash.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a), (b) and (e) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

      (a) The Reporting Persons beneficially own in the aggregate 0 Shares, constituting 0% of the Shares outstanding.

      (b) By virtue of its position as general partner of Jolly Roger Fund LP, Pirate Capital LLC has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 0 Shares held by Jolly Roger Fund LP. By virtue of agreements with Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD (such funds, together with Jolly Roger Fund LP, the "Holders"), Pirate Capital LLC has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 0 Shares held by Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD. By virtue of his position as sole Managing Member of Pirate Capital LLC, Thomas R. Hudson Jr. is deemed to have shared voting power or shared dispositive power with respect to all Shares as to which Pirate Capital LLC has voting power or dispositive power. Accordingly, Pirate Capital and Thomas R. Hudson Jr. are deemed to have shared voting and shared dispositive power with respect to an aggregate of 0 Shares, and Thomas R. Hudson Jr. is deemed to have sole voting and sole dispositive power with respect to an aggregate of 0 Shares.

      (e) June 22, 2007

-------------------                                            -----------------
CUSIP NO. 69366Y108                 SCHEDULE 13D               PAGE 5 OF 5 PAGES
-------------------                                            -----------------

                                   SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2007


                                                 PIRATE CAPITAL LLC


                                                  By: /s/ Thomas R. Hudson Jr.
                                                      --------------------------
                                                      Name: Thomas R. Hudson Jr.
                                                      Title: Managing Member


                                                  /s/ Thomas R. Hudson Jr.
                                                  ------------------------------
                                                  Thomas R. Hudson Jr.